Exhibit (a)(1)(x)

No securities tendered to the Offer (as defined below) will be taken up until (a) more than 50% of the outstanding securities of the class sought (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror or any person acting jointly or in concert with the Offeror) have been tendered to the Offer, (b) the minimum deposit period under the applicable securities laws has elapsed, and (c) any and all other conditions of the Offer have been complied with or waived, as applicable. If these criteria are met, the Offeror will take up securities deposited under the Offer in accordance with applicable securities laws and extend the Offer for an additional minimum period of ten days to allow for further deposits of securities.

This document is important and requires your immediate attention. It should be read in conjunction with the Original Offer to Purchase and Circular. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor. If you have any questions, please contact Kingsdale Advisors, the Information Agent and Depositary in connection with the Offer, within North America toll-free at 1-866-581-1024, outside North America at 1-416-867-2272 or by e-mail at contactus@kingsdaleadvisors.com. To keep current with further developments and information about the Offer, visit www.PetroteqOffer.com.

Neither this document nor the Original Offer to Purchase and Circular has been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

Neither this document nor the Original Offer to Purchase and Circular constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers licensed under the laws of such state to be designated by Offeror.

June 17, 2022

FOURTH NOTICE OF VARIATION AND EXTENSION

by 2869889 Ontario Inc., an indirect, wholly-owned subsidiary of

Viston United Swiss AG

in respect of the

OFFER TO PURCHASE

all of the issued and outstanding Common Shares

of

Petroteq Energy Inc.

at a price of $0.74 in cash per Common Share

2869889 Ontario Inc. (the “Offeror”), an indirect, wholly-owned subsidiary of Viston United Swiss AG (“Viston”), has prepared this Fourth Notice of Variation and Extension (the “Fourth Notice of Variation and Extension”) and hereby gives notice that it is further varying and adding new conditions to, and extending the Expiry Time set forth in, the offer to purchase dated October 25, 2021 (the “Original Offer to Purchase”), as modified by the notice of variation and extension dated February 1, 2022 (the “First Notice of Variation and Extension”), as modified by the notice of extension dated February 24, 2022 (the “Second Notice of Extension”) and as modified by the notice of extension dated April 14, 2022 (the “Third Notice of Extension”) on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares (the “Common Shares”) of Petroteq Energy Inc. (“Petroteq”), which includes any Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as amended by this Fourth Notice of Variation and Extension) upon the exercise, exchange or conversion of the Options (as defined in the Offer), the Warrants (as defined in the Offer), the Convertible Debentures (as defined in the Offer) and any securities of Petroteq that are exercisable or exchangeable for or convertible into Common Shares after the date hereof, but before the Expiry Time. The Original Offer to Purchase, as modified by the First Notice of Variation and Extension, the Second Notice of Extension, the Third Notice of Extension and this Fourth Notice of Variation and Extension, is referred to herein as the “Offer”.

The Offer has been extended and now remains open for acceptance until 5:00 p.m. (Toronto time) on July 22, 2022 (the “Expiry Time”), unless the Offer is further extended or withdrawn by the Offeror in accordance with its terms.

This Fourth Notice of Variation and Extension should be read in conjunction with the Original Offer to Purchase and the accompanying take-over bid circular dated October 25, 2021 (the “Original Circular” and together with the Original Offer to Purchase as modified by the First Notice of Variation and Extension, the Second Notice of Extension and the Third Notice of Extension, the “Original Offer to Purchase and Circular”). The Original Offer to Purchase and Circular and this Fourth Notice of Variation and Extension together constitute the “Offer to Purchase and Circular”. Except as otherwise set forth in this Fourth Notice of Variation and Extension, the terms and conditions previously set forth in the Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the “Offer” in the Original Offer to Purchase and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Fourth Notice of Variation and Extension mean the Original Offer to Purchase as amended and extended thereby and hereby, and all references in such documents to the “Circular” or the “Offer to Purchase and Circular” mean the Original Circular or Original Offer to Purchase and Circular as amended thereby and hereby. Unless the context requires otherwise, capitalized terms used in this Fourth Notice of Variation and Extension but not defined herein that are defined in the Original Offer to Purchase and Circular have the respective meanings ascribed thereto in the Original Offer to Purchase and Circular.

Shareholders who have validly deposited and not withdrawn their Common Shares need to take no further action to accept the Offer and receive the Offer price of $0.74 per Common Share. Shareholders who wish to accept the Offer must properly complete and execute the original Letter of Transmittal (printed on YELLOW paper) and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the original Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Shareholders holding Common Shares in certificated form are advised to contact the Depositary prior to sending their Letter of Transmittal and certificates in order to confirm documentation that will be required to validly accept such tenders. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) book-entry transfer of Common Shares set out in Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) guaranteed delivery set out in Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the original Notice of Guaranteed Delivery (printed on PINK paper), or a manually executed facsimile thereof. The original Letter of Transmittal and original Notice of Guaranteed Delivery shall be deemed to be amended to reflect the terms and conditions of the Original Offer to Purchase, as amended by the First Notice of Variation and Extension, the Second Notice of Extension, the Third Notice of Extension and this Fourth Notice of Variation and Extension. Shareholders wishing to deliver documents by hand should contact the Depositary to make arrangements for such delivery and comply with COVID-19 protocols then in effect.

Shareholders whose Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Questions and requests for assistance may be directed to the Depositary and Information Agent, whose contact details are provided on the back cover of this document. To keep current with further developments and information about the Offer, visit www.PetroteqOffer.com. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary and Information Agent and are available on SEDAR at www.sedar.com and from the SEC at www.sec.gov. Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites are incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror or the Depositary and Information Agent.

All cash payments under the Offer will be made in Canadian dollars. However, a Shareholder can elect to receive payment in U.S. dollars by checking the appropriate box in the Letter of Transmittal, in which case such Shareholder will have acknowledged and agreed that, in respect of the cash payment under the Offer, the exchange rate for one Canadian dollar expressed in U.S. dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 16 of the Original Circular and “Certain United States Federal Income Tax Considerations” in Section 17 of the Original Circular.

The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of the Province of Ontario, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that the Depositary and Information Agent for the Offer and some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States.

THE OFFEROR HAS FILED WITH THE SEC A TENDER OFFER STATEMENT ON SCHEDULE TO, AND EXPECTS TO MAIL THIS FOURTH NOTICE OF VARIATION AND EXTENSION TO SHAREHOLDERS CONCERNING THE OFFER. SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, ORIGINAL OFFER TO PURCHASE AND CIRCULAR, FOURTH NOTICE OF VARIATION AND EXTENSION AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC’S WEBSITE, WWW.SEC.GOV. IN ADDITION, DOCUMENTS FILED WITH THE SEC BY THE OFFEROR WILL BE AVAILABLE FREE OF CHARGE FROM THE OFFEROR. YOU SHOULD DIRECT REQUESTS FOR DOCUMENTS TO THE DEPOSITARY AND INFORMATION AGENT, KINGSDALE ADVISORS, THE EXCHANGE TOWER, 130 KING ST W, SUITE #2950, TORONTO, ONTARIO, M5X 1K6, CANADA, TELEPHONE IN NORTH AMERICA TOLL-FREE: 1-866-581-1024. TO OBTAIN TIMELY DELIVERY, SUCH DOCUMENTS SHOULD BE REQUESTED NOT LATER THAN FIVE BUSINESS DAYS BEFORE THE EXPIRY DATE.

NOTICE TO HOLDERS OF OPTIONS, WARRANTS, CONVERTIBLE DEBENTURES AND OTHER CONVERTIBLE SECURITIES

The Offer is being made only for Common Shares and is not made for any convertible securities (including, without limitation, Options, Warrants and Convertible Debentures). Holders of Options, Warrants, Convertible Debentures or other convertible securities who wish to accept the Offer must, to the extent permitted by the terms of the security and applicable Law, exercise, exchange or convert the convertible securities in order to obtain certificate(s) representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such convertible securities will have certificates representing the Common Shares received on such exercise, exchange or conversion available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

The tax consequences to holders of Convertible Securities of exercising or converting such securities are not described in either Section 16 of the Original Circular, “Certain Canadian Federal Income Tax Considerations” or in Section 17 of the Original Circular, “Certain United States Federal Income Tax Considerations”. Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision as to whether to exercise or convert their Convertible Securities.

CURRENCY

All references to “$” in the Offer to Purchase and Circular mean Canadian dollars, except where otherwise indicated. On October 22, 2021, the daily average exchange rate published by the Bank of Canada for U.S. dollars was US$1.00 = $1.2357. On June 16, 2022, the daily average exchange rate published by the Bank of Canada for U.S. dollars was US$1.00 = $1.2928. On June 16, 2022, the daily average exchange rate published by the Bank of Canada for Euros was EUR1.00 = $1.3594.

FOURTH NOTICE OF VARIATION AND EXTENSION

June 17, 2022

TO:	THE HOLDERS OF COMMON SHARES OF PETROTEQ

This Fourth Notice of Variation and Extension supplements the Original Offer to Purchase and Circular.

As set out in this Fourth Notice of Variation and Extension, the Offeror has extended the Expiry Time of the Offer to 5:00 p.m. (Toronto Time) on July 22, 2022.

Except as otherwise set forth in this Fourth Notice of Variation and Extension, the terms and conditions previously set forth in the Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects. This Fourth Notice of Variation and Extension should be read in conjunction with the Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the “Offer” in the Original Offer to Purchase and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Fourth Notice of Variation and Extension mean the Original Offer to Purchase as amended and extended thereby and hereby, and all references in such documents to the “Circular” or the “Offer to Purchase and Circular” mean the Original Circular or the Original Offer to Purchase and Circular as amended thereby and hereby. Unless the context requires otherwise, capitalized terms used in this Fourth Notice of Variation and Extension but not defined herein that are defined in the Original Offer to Purchase and Circular have the respective meanings ascribed thereto in the Original Offer to Purchase and Circular.

1.	Amendments to Conditions to the Offer

(a)	No Change in Capitalization Condition

As discussed further below under Section 7(h) – “Recent Developments – Discussions Between Petroteq and Viston”, the Offeror has agreed to vary the No Change in Capitalization Condition in subsection (f)(x) of Section 4 of the Original Offer to Purchase in connection with the Private Placement (as defined below) and to increase the threshold to 811,000,000 issued and outstanding Common Shares on a Fully-Diluted Basis to accommodate the Private Placement. Accordingly, subsection (f)(x) of Section 4 of the Original Offer to Purchase entitled “Conditions of the Offer” is hereby deleted in its entirety and replaced with the following:

“(f) the Offeror shall have determined, in its reasonable judgment, that neither Petroteq nor any of its subsidiaries has taken any action, agreed to take any action, disclosed that it intends to take any action or disclosed any previously undisclosed action taken by any of them, that might make it inadvisable for the Offeror to proceed with the Offer, to take up and pay for Common Shares deposited under the Offer or complete any Compulsory Acquisition or Subsequent Acquisition Transaction including, without limitation: […] (x) any change to the capitalization of Petroteq as publicly disclosed in Petroteq’s Management’s Discussion and Analysis for the Three and Six Months Ended February 28, 2022 and 2021 as filed on SEDAR on April 29, 2022, other than changes publicly disclosed by Petroteq prior to June 17, 2022, or any change to the capitalization of any of Petroteq’s subsidiaries, including in each case, without limitation, any issuance, authorization, adoption or proposal regarding the issuance of, or purchase, or proposal to purchase, any Common Shares or convertible securities other than pursuant to the exercise or conversion of the Options, the Warrants or the principal amount of the Convertible Debentures (but not including any exercise by Petroteq pursuant to a prepayment option or conversion right), such change in capitalization to include, without limitation, any determination by the Offeror, acting in its reasonable discretion, that the number of issued and outstanding Common Shares on a Fully-Diluted Basis immediately prior to the Expiry Time exceeds 811,000,000;”

(b)	New Conditions as a Result of Recent Developments

In addition, and as discussed further below under Sections 7(h) and (i) – “Recent Developments – Discussions Between Petroteq and Viston; and SEC Order”, the Offeror has been concerned about the upcoming Petroteq Shareholder Meeting and CEO Search (each as defined below), as well as the Private Placement. Notwithstanding Petroteq’s confirmation of its intention to consult with Viston on the business of the Petroteq Shareholder Meeting, Petroteq has not done so and has instead filed materials on SEDAR on June 15, 2022. Further, Petroteq did not disclose anything to Viston regarding the SEC Order (as defined below) in the course of its discussions with Viston referenced in Section 7(h) below. While Viston publicly expressed its intention to vary the No Change in Capitalization Condition and extend the time for acceptance of the Offer to 5:00 p.m. (Toronto time) on July 22, 2022, the Offeror did so without the knowledge of the SEC Order.

Given the seriousness of the SEC Order and the limited time to assess the implications of it before the June 17, 2022 expiry date, as well as the uncertainty regarding Petroteq’s intentions relating to the Petroteq Shareholder Meeting and CEO Search, the Offeror has determined to add new conditions to Section 4 of the Original Offer to Purchase entitled “Conditions of the Offer”. Accordingly, the following are added as new conditions under Section 4 of the Original Offer to Purchase:

“(m) (i) no matters shall have been approved or adopted by Shareholders at Petroteq’s annual and special meeting of shareholders to be held on July 21, 2022 or at any adjournments or postponements thereof (the “Meeting”) other than those included in the Notice of Annual and Special Meeting of Shareholders dated June 3, 2022 and filed on SEDAR on June 15, 2022; (ii) Petroteq shall not issue any securities under the 2022 Equity Incentive Plan (as such term is defined in Petroteq’s management information circular dated June 3, 2022 and filed on SEDAR on June 15, 2022 in connection with the Meeting (the “Circular”)), if approved by Shareholders at the Meeting, without the prior written consent of the Offeror; and (iii) Petroteq shall not implement the Consolidation (as such term is defined in the Circular), if approved by Shareholders at the Meeting, without the prior written consent of the Offeror;

(n) (i) Petroteq shall have consulted with and involved the Offeror in the recruitment and hiring of a new Chief Executive Officer (“CEO”) to the Offeror’s reasonable satisfaction, (ii) prior to hiring a new CEO, if any, Petroteq shall have obtained the Offeror’s prior written consent to ensure that the selected CEO, if any, is satisfactory to the Offeror, and (iii) Petroteq shall not have entered into any employment or similar agreement with any employee, including the new CEO, if any, containing any change of control or severance provisions, without the prior written consent of the Offeror;

(o) the Offeror shall have been provided with, or been given access to, in a timely manner, all non-public information and data underlying and relating to the Order Instituting Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, Making Findings and Imposing a Cease-and-Desist Order and Notice of Hearing issued by the SEC on June 13, 2022 (the “SEC Order”) and any interactions with any other securities regulatory authority (such as the Ontario Securities Commission) or stock exchange (such as the TSX-V), including without limitation unrestricted access to Petroteq’s legal counsel involved in these matters, to Petroteq’s Regulatory Oversight and Advisory Committee (the “ROC”) and to the SEC and such other securities regulatory authorities and stock exchanges, and the Offeror shall be reasonably satisfied upon completion of its review of such information and data, that such information and data does not reveal a change, event, occurrence or state of facts that is or would reasonably be expected to (i) expose Petroteq, its subsidiaries or any of their respective current or former directors, officers, employees, consultants, agents or other representatives (in each case, acting in such capacity) to material liability for violations of any securities Laws applicable to Petroteq, its subsidiaries or any of their respective current or former directors, officers, employees, consultants, agents or other representatives (in each case, acting in such capacity), (ii) impose a material burden on Petroteq’s ability to engage in its business as currently conducted or to raise future capital, or (iii) impair, in any material manner, the ability of Viston and the Offeror to implement and execute their plans for Petroteq’s business following the acquisition of Common Shares pursuant to the Offer; and

(p) other than as disclosed in the SEC Order, none of Petroteq, its subsidiaries or any of their respective current or former directors, officers, employees, consultants, agents or other representatives (in each case, acting in such capacity) shall have violated, or be the subject of any allegation or investigation with respect to the violation of any securities Laws applicable to Petroteq, its subsidiaries or any of their respective current or directors, officers, employees, consultants, agents or other representatives (in each case, acting in such capacity).”

These new conditions are referred to as the “Petroteq Shareholder Meeting Condition” for subsection (m), the “CEO Search Condition” for subsection (n) and for subsections (o) and (p) collectively, the “SEC Order Conditions”, respectively.

For clarity, the Offeror’s current position is that it does not consent to the adoption of the 2022 Equity Incentive Plan or Consolidation. If the Offeror changes its position on these matters and provides written consent to Petroteq on either or both of these matters as provided in the Petroteq Shareholder Meeting Condition, the Offeror will issue a press release confirming such consent.

For further clarity, in extending the Offer, the Offeror is not waiving any of its rights under Section 4 of the Original Offer to Purchase, “Conditions of the Offer”, particularly the condition in subsection (b) to Section 4 of the Original Offer to Purchase, which provides that “the Offeror shall have determined, in it reasonable judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer, a Material Adverse Effect”, the condition in subsection (e) to Section 4 of the Original Offer to Purchase, which provides, among other things, that “the Offeror shall have determined, in its reasonable judgment, that (i) no act, action, suit or proceeding shall have been threatened, taken or commenced by or before (including in respect of Petroteq’s recent restatements of its financial statements), and no judgment or order shall have been issued by, any domestic or foreign elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity), any governmental agency or regulatory authority or administrative agency or commission in Canada, the United States or elsewhere, any domestic or foreign court, tribunal or other regulatory authority or any other person in any case, whether or not having the force of Law…” and the condition in subsection (l) to Section 4 of the Original Offer to Purchase, which provides that “the Offeror shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of Petroteq with any Securities Regulatory Authority or elsewhere, which the Offeror shall have determined, in its reasonable judgment, when considered either individually or in the aggregate, has or could reasonably be expected to have a Material Adverse Effect”.

Further, as a result of the addition of the SEC Order Condition in subsection (o) to Section 4 of the Original Offer to Purchase, the statement in the Original Offer to Purchase under “Questions and Answers about the Offer – What are some of the most significant conditions of the Offer?” that the Offer is not subject to any due diligence is restated to reflect that the Offer is not subject to any due diligence other than the due diligence contemplated by the SEC Order Condition in subsection (o) of Section 4 of the Original Offer to Purchase.

2.	Time for Acceptance – Extension of the Offer

The Offeror has extended the Expiry Time of the Offer from 5:00 p.m. (Toronto time) on June 17, 2022 to 5:00 p.m. (Toronto time) on July 22, 2022, unless the Offer is further extended or withdrawn by the Offeror.

Accordingly, the definition of “Expiry Time” in the Original Offer to Purchase and Circular is deleted in its entirety and replaced with the following definition:

“Expiry Time” means 5:00 p.m. (Toronto time) on July 22, 2022, or such earlier or later time or times, and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”;

The Offer has been extended in order to allow additional time for the Offeror to obtain the CFIUS Clearance (as defined below) and so that the Expiry Time will occur following the Petroteq Shareholder Meeting (as defined and discussed further below under Sections 7(b), (d) and (g) – “Recent Developments – Regulatory Matters; Petroteq Sets Record Date and Meeting Date for Annual General & Special Meeting of Shareholders; and Discussions Between Petroteq and Viston”). The Offer is also being extended to allow the Offeror time to assess the implications of the SEC Order as discussed further below under Section 7(i) – “Recent Developments – SEC Order”.

In addition, all references to the “initial deposit period” in the Original Offer to Purchase and Circular shall take into account this extension of the Expiry Time beyond 105 days and all references to “5:00 p.m. (Toronto time) on June 17, 2022” in the Letter of Transmittal and Notice of Guaranteed Delivery are deemed to be deleted in their entirety and replaced with “5:00 p.m. (Toronto time) on July 22, 2022”.

If the Statutory Minimum Condition is satisfied and the other conditions to the Offer are satisfied or waived at the expiry of the initial deposit period such that the Offeror takes up the Common Shares deposited under the Offer, the Offeror will make a public announcement of the foregoing matters and extend the period during which Common Shares may be deposited and tendered to the Offer for a period of not less than ten days after the date of such announcement. See Section 5 of the Original Offer to Purchase, “Extension, Variation or Change in the Offer”. Shareholders who have validly deposited and not withdrawn their Common Shares need to take no further action to accept the Offer.

If any of the conditions to the Offer have not been satisfied by the Expiry Time (including in particular, if the CFIUS Clearance has not been obtained by the Expiry Time or if the No Change in Capitalization Condition, the Petroteq Shareholder Meeting Condition, the CEO Search Condition or the SEC Order Conditions have not been satisfied by the Expiry Time), the Offeror may extend the Offer through one or more extensions until the date on which the conditions to the Offer have been satisfied or the Offeror may withdraw the Offer.

3.	Manner of Acceptance

Common Shares may be deposited under the Offer in accordance with the provisions set out in Section 3 of the Original Offer to Purchase, “Manner of Acceptance”.

4.	Take-Up of and Payment for Deposited Common Shares

If, at the expiry of the initial deposit period, the Statutory Minimum Condition has been satisfied and all of the other conditions described in Section 4 of the Original Offer to Purchase, “Conditions of the Offer” (as amended by the First Notice of Variation and Extension, the Second Notice of Extension, the Third Notice of Extension and this Fourth Notice of Variation and Extension), have been satisfied or waived by the Offeror, the Offeror will immediately take up the Common Shares validly deposited under the Offer and not withdrawn. The Offeror will pay for Common Shares taken up under the Offer promptly but, in any event, not later than two business days after the Common Shares are taken up. In accordance with applicable Law, if the Offeror is obligated to take up such Common Shares, the Offeror will extend the period during which Common Shares may be deposited under the Offer for an additional period of at least ten days following the expiry of the initial deposit period (the “mandatory 10-day extension period”) and may further extend the deposit period after the expiration of the mandatory 10-day extension period (“Optional Extension Periods”). The mandatory 10-day extension period and any Optional Extension Periods will constitute a “subsequent offering period” under Rule 14d-11 under the U.S. Exchange Act of 1934. The Offeror will take up and promptly pay for Common Shares deposited under the Offer during the mandatory 10-day extension period and any Optional Extension Period.

5.	Withdrawal of Deposited Common Shares

Shareholders have the right to withdraw Common Shares deposited under the Offer in the circumstances and in the manner set out in Section 7 of the Original Offer to Purchase, “Withdrawal of Deposited Common Shares”.

6.	Purpose of the Offer

While Viston and the Offeror are very concerned about the SEC Order, Viston and the Offeror have been of the view that the Trading Reinstatement (as defined and discussed below in Section 7(c) – “Recent Developments – Petroteq Update on Reinstatement of Trading on TSX Venture Exchange”) is a positive development.

While the purpose of the Offer to date has been to enable the Offeror to acquire all of the issued and outstanding Common Shares of Petroteq, the Trading Reinstatement and remaining listed on the TSX-V, as a reporting issuer in certain jurisdictions in Canada, may present financing opportunities for Petroteq in the future. As a result, the Offeror continues to reserve the right not to propose a Subsequent Acquisition Transaction and it continues to be the case that there can be no assurances that the Offeror will pursue a Subsequent Acquisition Transaction. Further, the right of Compulsory Acquisition is no longer available given 120 days has passed since the date of the Offer.

The foregoing restates and updates the following sections in the Original Offer to Purchase and Circular: “Questions and Answers about the Offer – Why is the Offeror making the Offer?; If I decide not to tender, how will my Common Shares be affected?; and Will Petroteq continue as a public company?”; and “Circular – Section 6. Purpose of the Offer; Section 7. Effects of the Offer; Section 12. Acquisition of Common Shares Not Deposited; and Section 15. Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”.

7.	Recent Developments

(a)	Third Notice of Extension

On April 14, 2022, Viston and the Offeror announced the Third Notice of Extension extending the time for acceptance of the Original Offer to Purchase until 5:00 p.m. (Toronto time) on June 17, 2022 and the proposed mailing and filing of the Third Notice of Extension, and issued a corresponding news release: (i) providing a regulatory update with respect to filings made and to be made with CFIUS (as defined below); (ii) announcing the extension of the Offer; and (iii) providing an update on the number of Common Shares validly tendered to the Offer, and not validly withdrawn, as of 5:00 p.m. (Toronto time) on April 14, 2022. The time for acceptance of the Original Offer to Purchase was extended in order to allow additional time for the Offer to obtain the CFIUS Clearance as discussed below in Section 7(b) – “Recent Developments – Regulatory Matters”.

On April 18, 2022, Petroteq announced its acknowledgment of the Third Notice of Extension and the related news release and in its corresponding news release reaffirmed that the board of directors of Petroteq believes that the immediate cash value offered to Petroteq shareholders under the Offer is more favourable to Petroteq shareholders than the potential value that might otherwise result from other alternatives reasonably available to Petroteq and confirmed that Petroteq will continue to assist Viston with the CFIUS filings.

(b)	Regulatory Matters

On April 6, 2022, the Offeror and Petroteq submitted to the Committee on Foreign Investment in the United States (“CFIUS”), via CFIUS’ pre-filing process, materials to be included in a voluntary notice (the “Notice”) to be filed by the Offeror and Petroteq in connection with the transactions contemplated by the Offer. The purpose of the Notice is to obtain a clearance by CFIUS that the Offeror’s acquisition of Common Shares pursuant to the Offer and the subsequent second-step acquisition, if any, by the Offeror of any Common Shares not acquired by it in the Offer (the “Transactions”) as reflected in (i) a written notice from CFIUS that the Transactions do not constitute a “covered transaction” under relevant government regulations, (ii) a written notice from CFIUS that it has completed its assessment, review, or investigation of the Transactions and has concluded all action under Section 721 of the U.S. Defense Production Act of 1950, as amended (the “DPA”), or (iii) an announcement by the President of the United States, made within the period required by the DPA, of a decision not to take any action to suspend or prohibit the Transactions (each of (i), (ii), or (iii) being a “CFIUS Clearance”).

Under the DPA, the U.S. President may take such action as appropriate to suspend or prohibit any covered transaction that threatens to impair U.S. national security where no other adequate and appropriate means are available to address the threat. The President has vast power to review and investigate a covered transaction. The President may direct the Attorney General of the United States to seek appropriate relief, including divestment relief, in the district courts of the United States, in order to implement and enforce this power under the DPA. The only statutory means to cut-off the Presidential power is for parties to a covered transaction to receive CFIUS Clearance.

After responding to comments and questions from CFIUS on the pre-filing materials, the Offeror and Petroteq formally submitted the Notice to CFIUS on May 16, 2022. On May 24, 2022, the United States Department of the Treasury notified the Offeror and Petroteq that the Notice has been accepted by CFIUS for review, that the 45-day notice review period commenced on May 24, 2022 and that the review will conclude no later than July 7, 2022.

Given the additional time required in order to pursue the CFIUS Clearance, the Offer has been extended as set out and discussed above under Section 1 – “Time for Acceptance – Extension of the Offer”.

(c)	Petroteq Update on Reinstatement of Trading on TSX Venture Exchange

On May 3, 2022, Petroteq issued a press release providing an update on reinstatement of trading of the Common Shares on the TSX-V. Petroteq advised that from August 2021 (when the Ontario Securities Commission’s cease trade order was revoked) to May 2022, it had been in regular dialogue with the TSX-V, while providing corrective actions, including the resignation of certain senior officers and board members and implementing stringent policies and procedures to ensure a consistent supervision and compliance with various rules and regulations. Vladimir Podlipskiy, Petrotreq’s CEO, disclosed that, although Petroteq had not yet received approval from the TSX-V to resume trading, it was diligently working to implement the necessary compliance framework that would be satisfactory to the TSX-V to allow the Common Shares to resume trading, and believed that it had resolved most of the issues including mechanisms and controls that would assure that prior incidents of non-compliance would be fully addressed, while mitigating future risks of recurrence of such events. Mr. Podlipskiy indicated that a draft proposal was in place, but not yet approved by the relevant parties. Mr. Podlipskiy also committed to provide a more definitive update in the near future.

On May 24, 2022, Petroteq issued a press release announcing that the TSX-V had accepted Petroteq’s application for the resumption of trading in the Common Shares and that the Common Shares were expected to resume trading that week. The Common Shares resumed trading on May 27, 2022 (the “Trading Reinstatement”).

Petroteq reported that as part of the trading reinstatement review conducted by the Compliance and Disclosure Department of the TSX-V, it was a requirement that Petroteq be made whole in respect of the value of Common Shares that had been issued below the minimum acceptable discount to market price and that this had been satisfied by an irrevocable cash payment to Petroteq from its former CEO Alex Blyumkin who had paid a total of US$2,822,000 to Petroteq for no consideration.

Petroteq also reported that it had agreed with the TSX-V to establish the ROC in order to mitigate the risk of non-compliance with TSX-V policies and filing requirements as per the TSX-V Corporate Finance Manual and that the mandate of the ROC would be to ensure that all activities of Petroteq requiring filing and/or the approval of the TSX-V are appropriately prepared, reviewed by the ROC and filed with the TSX-V. Petroteq also undertook to recruit and hire a CEO within the following 60 days (the “CEO Search”) and committed to updating the market on the progress of the search mandate regularly.

(d)	Petroteq Sets Record Date and Meeting Date for Annual General & Special Meeting of Shareholders

On May 13, 2022, Petroteq’s transfer agent, Computershare, filed a notice setting a record date for an annual general and special meeting of Petroteq shareholders (the “Petroteq Shareholder Meeting”) on SEDAR.

The record date for Petroteq shareholders entitled to vote at the meeting has been set at May 18, 2022 and the Petroteq Shareholder Meeting is scheduled for July 21, 2022.

On June 15, 2022, Petroteq filed a Notice of Annual and Special Meeting of Shareholders dated June 3, 2022 (the “Meeting Notice”) on SEDAR, together with a management information circular dated June 3, 2022 (the “Circular”) in connection with the Petroteq Shareholder Meeting. The Meeting Notice seeks Shareholder approval for annual matters (the election of directors and appointment of auditors), but includes the special business of approving the 2022 Equity Incentive Plan (as such term is defined in the Circular) and the Consolidation (as such term is defined in the Circular).

(e)	Petroteq Announces Private Placement of up to US$2.5 million

On June 2, 2022, Petroteq announced an equity offering of up to US$2.5 million with Cantone Research, Inc. (the “Placement Agent”) for a best efforts brokered offering of up to 12,195,121 units (the “Units”) of Petroteq at US$0.205 per Unit for aggregate gross proceeds to Petroteq of up to US$2,500,000 (the “Private Placement”). Each Unit would consist of one Common Share and one-half of one Common Share purchase warrant of Petroteq (each whole warrant, a “Warrant”). Each Warrant would be exercisable to acquire one Common Share for a period of 24 months following the closing of the Private Placement at an exercise price of US$0.27 per share. Pursuant to the Private Placement, the Placement Agent would be entitled to a fee equal to 4% of the gross proceeds of the Private Placement, payable, at the sole discretion of Petroteq, in cash or Common Shares at US$0.205 per share. The Placement Agent would also be entitled to up to 2,073,170 non-transferable broker warrants on the assumption the Private Placement would be fully subscribed. Each broker warrant would be exercisable to acquire one Common Share for a period of 24 months following the closing of the Private Placement at an exercise price of US$0.205 per share.

(f)	Petroteq Announces Agreement to Reprice Prior Debt Conversions

On June 8, 2022, Petroteq announced that, pursuant to a request from the TSX-V, it has agreed with two arm’s length creditors to amend the terms of two debt conversion transactions for settlement of US$538,971 of debt originally announced on November 27, 2021. Petroteq and the two arm’s length creditors have agreed to amend the conversion price from US$0.119 to US$0.175 resulting in an aggregate issuance of 3,079,833 Common Shares in lieu of 4,529,166 Common Shares. Petroteq is permitted to submit these conversion settlements to the TSX-V for approval. They remain subject to approval of the Petroteq Board and regulatory approval from the TSX-V.

(g)	TSX-V Bulletins

On June 7, 2022, the TSX-V announced that it had accepted for filing Petroteq’s proposal to issue 600,836 Common Shares to non-arm’s length creditors to settle outstanding debt for US$56,478.96. The following insiders were to receive 150,209 Common Shares each: Aleksandr Blyumkin, Dr. Gerald Bailey, James Fuller and Robert Dennewald.

On June 10, 2022, the TSX-V announced that it had received for filing documentation from Petroteq with respect to various financing transactions completed by Petroteq without TSX-V acceptance, as described in Petroteq’s new releases dated October 6, 2021 and October 7, 2021. The original terms of certain convertible debentures did not comply with the minimum conversion price requirement, as outlined in Section 2.3 of the TSX-V’s Policy 4.1. Corrective measures were taken by Petroteq to be made whole in respect of the value of Petroteq’s Common Shares that were issued below the minimum conversion price and this requirement was satisfied by a cash payment of US$2,822,000 to Petroteq, as further described in Petroteq’s news release dated May 24, 2022 (see Section 7(c) above). Consequently, a final acceptance has been granted by the TSX-V for certain transactions.

(h)	Discussions Between Petroteq and Viston

On June 7, 2022, Viston approached Petroteq to seek further information on Petroteq’s recent announcements and filings regarding the Petroteq Shareholder Meeting, the Trading Reinstatement (and the associated institution of the ROC and CEO Search) and the Private Placement, among other things.

After various communications, including a discussion on June 8, 2022, Petroteq confirmed to Viston the following:

•	Petroteq’s continued support for the Offer and recommendation to Petroteq shareholders to tender their Common Shares to the Offer.

•	The Common Shares held by management and the board of directors remain tendered to the Offer.

•

Petroteq has no plans or intentions to engage in any defensive or other tactics that could prejudice the Offer and in particular satisfaction of the conditions to the Offer without the consent of Viston (for example, (i) the adoption, establishment or entering into of any new, or material amendment to any existing, employment, change in control, severance, compensation, benefit or similar agreement, arrangement or plan with or for one or more Petroteq employees, consultants or directors or the making of grants or awards to provide for increased benefits to such persons, except in connection with the CEO Search as required by the TSX-V, (ii) adopting or implementing a shareholder rights plan, or (iii) implementing a change in capital structure of Petroteq, including issuance of any Common Shares or securities convertible into Common Shares, etc., except in connection with the Private Placement as further discussed below).

•

In connection with the upcoming Petroteq Shareholder Meeting, Petroteq intends to consult with Viston on the business of the meeting, including the election of directors and any special business to ensure that such matters will not prejudice the Offer, including completion of the Offer and related transition planning.

•	Petroteq will consult with and involve Viston in the CEO search.

•

While Petroteq is in need of cash for operational matters and hence the Private Placement is necessary at this time, going forward if Petroteq requires additional financing it intends to contact Viston first and give Viston the opportunity to provide any such financing.

In reliance on the foregoing, Viston indicated to Petroteq that it intended to:

•

Vary one of the conditions contained in the Offer, being the No Change in Capitalization Condition. The Offer provides that the Offeror will have the right to withdraw the Offer and not take up or pay for any Common Shares deposited thereunder, unless a number of additional conditions are satisfied or waived by the Offeror, including that the Offeror shall have determined, in its reasonable judgment, that neither Petroteq nor any of its subsidiaries has taken any action, agreed to take any action, disclosed that it intends to take any action or disclosed any previously undisclosed action taken by any of them, that might make it inadvisable for the Offeror to proceed with the Offer, to take up and pay for Common Shares deposited under the Offer or complete any Compulsory Acquisition or Subsequent Acquisition Transaction including, without limitation that the number of issued and outstanding Common Shares on a Fully-Diluted Basis at the Expiry Time of the Offer shall not exceed 795,000,000 issued and outstanding Common Shares on a Fully-Diluted Basis. Viston indicated that it intended to increase the threshold under the No Change in Capitalization Condition to 811,000,000 issued and outstanding Common Shares on a Fully-Diluted Basis to accommodate the Private Placement.

•	Extend the Expiry Time for the Offer as contemplated in Viston’s press release of May 24, 2022.

In a press release issued on June 10, 2022, Viston clarified that in addition to Petroteq consulting with and involving Viston in the CEO Search, Viston’s position is that Petroteq should not enter into an employment or similar agreement with a new CEO, in particular with any change of control or severance provisions without the consent of Viston. Notwithstanding Petroteq’s confirmation of its intention to consult with Viston on the business of the Petroteq Shareholder Meeting, Petroteq has not done so and has instead filed materials on SEDAR on June 15, 2022.

Viston had indicated it would issue a further press release regarding the proposed notice of variation and extension but that it was currently expecting to extend the time for acceptance of the Offer to 5:00 p.m. (Toronto time) on July 22, 2022, the day after Petroteq’s upcoming shareholder meeting. This Fourth Notice of Variation and Extension fulfils that intention, however, given the uncertainty regarding Petroteq’s intentions relating to the Petroteq Shareholder Meeting and CEO Search, as well the issuance of the SEC Order, in connection with the extension of the Expiry Time the Offeror has determined to vary the Offer to add the Petroteq Shareholder Meeting Condition and CEO Search Condition, as well as the SEC Order Conditions.

(i)	SEC Order

On June 13, 2022, the SEC issued an Order Instituting Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, Making Findings and Imposing a Cease-and-Desist Order and Notice of Hearing (the “SEC Order”) against Petroteq and Aleksandr Blyumkin, as respondents. The SEC Order discloses, among other things, that in anticipation of the institution of these proceedings, the respondents submitted offers of settlement which the SEC has determined to accept. The SEC imposes significant sanctions agreed to in the respondents’ offers, including that Petroteq shall pay civil penalties of US$1 million to the SEC in four equal instalments over a 12-month period and that Petroteq shall comply with significant compliance undertakings. A copy of the SEC Order is available at www.sec.gov.

On June 14, 2022, Petroteq announced that it and its former officer and director, Alex Blyumkin, had reached a settlement with the SEC to fully resolve an investigation into certain violations by Petroteq and Mr. Blyumkin. Among other things, Petroteq disclosed that pursuant to the terms of the settlement, Petroteq has undertaken to: (i) within 90 days, remediate and correct (A) any material weaknesses in its disclosure controls and procedures and its internal control over financial reporting, including those identified in its Form 10-K filed with the SEC for Petroteq’s fiscal year 2021 and those identified in writing by its independent auditor, and (B) any material misstatements and omissions in Petroteq’s prior Forms 10-K and 10-Q filings with the SEC, including those outlined in the SEC Order; and (ii) retain an independent consultant (“Independent Consultant”) to conduct a comprehensive review of the items identified in (i) above. In addition, within 120 days, the Independent Consultant shall deliver a written report to Petroteq and the SEC.

Given the seriousness of the SEC Order and the limited time to assess the implications of it before the June 17, 2022 expiry date, in connection with the extension of the Expiry Time the Offeror has determined to vary the Offer to add the SEC Order Conditions.

(j)	Source of Funds

The Offeror estimates that, if it acquires all of the issued and outstanding Common Shares (based on a certificate of issued and outstanding Common Shares dated June 15, 2022 prepared by Petroteq’s transfer agent, Computershare), the total amount required for the purchase of the Common Shares will be approximately $569 million (assuming no exercise or conversion of the Convertible Securities) and up to approximately $600 million (assuming exercise and conversion of all outstanding Convertible Securities), plus related fees and expenses associated with the Offer. If the Offer and a Subsequent Acquisition Transaction are consummated, the Offeror may also make a subsequent offer to acquire the Convertible Securities not exercised or converted into Common Shares.

Pursuant to the terms of a binding long-term debt financing agreement dated October 22, 2021 (the “Financing Agreement”), Uniexpress Investment Holding PLC (the “Lender”) has fully underwritten a credit facility (the “Facility”) pursuant to which it will make available to Viston United Swiss AG (the “Borrower”), the ultimate parent of the Offeror, a non-revolving term loan in the principal amount of EUR 420 million (the “Term Loan”). The Term Loan is guaranteed by Mr. Zbigniew Roch. A copy of the Financing Agreement has been filed as an Exhibit to the Schedule TO filed with the SEC and is available at www.sec.gov.

Due to the amendment to the No Change in Capitalization Condition in this Fourth Notice of Variation and Extension, as well as changes to the exchange rate between the Euro and the Canadian dollar since the date of the Offer (on June 16, 2022, the daily average exchange rate published by the Bank of Canada for Euros was EUR1.00 = $1.3594), the Borrower and the Lender have amended the Financing Agreement (the “Amendment”) to increase the amount available to the Borrower under the Term Loan from EUR 420 million to EUR 450 million.

A copy of the Amendment will be filed as an Exhibit to the Schedule TO filed with the SEC and will be available at www.sec.gov.

The Offeror intends to fund the Offer, and related fees and expenses associated with the Offer and the completion of a Subsequent Acquisition Transaction, as applicable, out of the cash resources available to Viston pursuant to the terms of the Facility.

(k)	Changes in Petroteq Share Capital

As previously indicated, the Offer is being made only for Common Shares and is not made for any Options, Warrants or Convertible Debentures or other convertible securities.

Since the commencement of the Offer, Petroteq has disclosed the issuance of additional Common Shares, as well as convertible securities and/or contractual obligations to issue additional Common Shares. In particular, and based solely on information contained in Petroteq’s Management’s Discussion and Analysis for the Three and Six Months Ended February 28, 2022 and 2021 as filed on SEDAR on April 29, 2022 (the “MD&A”):

a.	765,492,123 Common Shares were issued and outstanding;

b.	8,161,628 Common Shares were issuable upon the exercise of share purchase warrants and broker warrants;

c.	4,250,000 Common Shares were issuable upon the exercise of stock options; and

d.	10,963,335 Common Shares were issuable pursuant to contractual obligations to issue securities.

Additionally, based solely on a certificate of issued and outstanding Common Shares dated June 15, 2022 prepared by Petroteq’s transfer agent, Computershare, provided to Viston by Petroteq’s Canadian legal counsel on June 15, 2022, there were 768,301,292 Common Shares issued and outstanding as of June 14, 2022.

Pursuant to the First Notice of Extension and Variation, the Offeror waived certain breaches of the No Change in Capitalization Condition (as defined in the First Notice of Extension and Variation) by Petroteq, solely with respect to changes in the capitalization of Petroteq as were accurately and fully reflected in Petroteq’s quarterly report on Form 10-Q for the quarter ended November 30, 2021 as filed with the SEC and on SEDAR on January 19, 2022, provided that there are no further changes to its capitalization, including any determination by the Offeror, acting in its reasonable discretion, that the number of issued and outstanding Common Shares on a Fully-Diluted Basis immediately prior to the Expiry Time exceeds 795,000,000. Pursuant to this Fourth Notice of Variation and Extension, this threshold is being raised to 811,000,000.

Accordingly, regardless of Petroteq Board or TSX-V approval, assuming the exercise or conversion of all Convertible Securities (including, without limitation, any “out-of-the-money” Convertible Securities) and upon issuance of Common Shares issuable pursuant to contractual obligations, according to the MD&A, as of April 29, 2022, there are approximately 788,867,086 Common Shares on a Fully-Diluted Basis. The Private Placement could result in the issuance of an additional 20,853,655 Common Shares. It is a condition of the Offer that the number of issued and outstanding Common Shares on a Fully-Diluted Basis immediately prior to the Expiry Time must not exceed 811,000,000 Common Shares.

8.	Amendments and Variation to Offer Documents

The Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are hereby amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Fourth Notice of Variation and Extension.

9.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

10.	Directors’ Approval

The contents of this Fourth Notice of Variation and Extension have been approved, and the sending of this Fourth Notice of Variation and Extension to the Shareholders and holders of Convertible Securities have been authorized, by the sole director of the Offeror and the sole director of Viston.

11.	U.S. Exchange Act Requirements

Petroteq is subject to the information requirements of the U.S. Exchange Act applicable to “foreign private issuers” as defined in Rule 405 under the U.S. Securities Act, and Rule 3b-4 under the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, files reports and other information with the SEC required to be filed by “foreign private issuers”. Petroteq’s U.S. Exchange Act reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC. Copies of the material the Offeror and Petroteq file with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that the Offeror and Petroteq file or furnish electronically.

CERTIFICATE OF 2869889 ONTARIO INC.

The foregoing, together with the Original Offer to Purchase and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: June 17, 2022.

(signed) “Zbigniew Roch”		(signed) “Reinhard Paul”
Zbigniew Roch Chief Executive Officer		Reinhard Paul Chief Financial Officer

(signed) “Zbigniew Roch”
Zbigniew Roch Sole Director

CERTIFICATE OF VISTON UNITED SWISS AG

The foregoing, together with the Original Offer to Purchase and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: June 17, 2022.

(signed) “Zbigniew Roch”	(signed) “Zbigniew Roch”
Zbigniew Roch Sole Director	Zbigniew Roch President (Sole Officer)

The Depositary and Information Agent for the Offer is:

Kingsdale Advisors The Exchange Tower 130 King St W, Suite #2950 Toronto, ON M5X 1K6	North America Toll-Free: 1-866-581-1024 Outside North America: 1-416-867-2272 Email: contactus@kingsdaleadvisors.com

Questions and requests for assistance may be directed to the Depositary and Information Agent at the telephone numbers and location set out above. To keep current with further developments and information about the Offer, visit www.PetroteqOffer.com.